
February 9, 2015

Via E-mail
M. P. Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai, 600 113, India

> **Re:** **Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed July 21, 2014**
> **File No. 000-27663**

Dear Mr. Kumar:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 55

1. We note that your disclosure regarding cash flows from operating activities does not include a discussion of the reasons for the underlying changes in working capital items that affect operating cash flows. Please revise your disclosures in future filing to address the material changes in the underlying drivers related to these items and provide us with proposed disclosure addressing our concerns. See Section IV.B.1 of SEC Release 33-8350. In this regard, we note that in your response to prior comment 4 in your letter dated February 15, 2012 you committed to making such disclosure but you have not done so.

Notes to the Consolidated Financial Statements

Note 3. Significant accounting policies

o. Revenue

Applications Integration Services, page 118

2.   We note that revenue from Applications Integration Services is recognized based on the percentage of completion method. Please tell us your consideration of disclosing the methods adopted to determine the stage of completion of these transactions. Refer to paragraph 35 of IAS 18.

Note 13. Trade and other receivables, page 130

3.   We note your disclosure on page 131 that you maintain an allowance for doubtful receivables based on its age and collectibility. We also note the aging provided on page 154 which indicates that a significant portion of your trade receivables balance is past due by 181 days or more. Please describe your process for determining the amount of the allowance for doubtful receivables and tell us if you have a policy for determining when trade receivables are written off. Also, please provide us with your analysis to substantiate that the current allowance is sufficient considering the significant balance of trade receivable that are past due. As part of your response, please quantify the amount of past due trade receivable balances collected subsequent to March 31, 2014 and provide us with an aging analysis as of September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

M. P. Vijay Kumar
Sify Technologies Limited
February 9, 2015
Page 3

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                            Sincerely,

                            /s/ Patrick Gilmore

                            Patrick Gilmore
                            Accounting Branch Chief